2261 Lava Ridge Court Roseville, CA 95661 Telephone (916) 780-9009 Fax (916) 780-9050	7522 N. Colonial Avenue Fresno, CA 93711 Telephone (559) 448-9009 Fax (916) 780-9050	2650 San Thomas Expressway Santa Clara CA 95051 Telephone (650) 444-7064 Fax (866) 670-1253

Roger D. Linn
Roger@rduncanlaw.com

March 6, 2008

Securities Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

ATTN: Jessica Livingston, Staff Attorney

RE:	Tedom Capital, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed March 6, 2008
File No. 333-148496

Dear Ms. Livingston:

On behalf of Tedom Capital, Inc., (“Tedom” or the “Company”) we are responding to your second comment letter dated February 29, 2008 relating to the first amendment to the above-referenced registration statement filed by Tedom on February 20, 2008.  The responses are numbered to correspond with your comments in your letter of February 29, 2008.

Stockholder Communication Policy

COMMENT NO. 1:

1.           We note your response to prior comment 22.  Clarify or illustrate a form of confidential communication.

RESPONSE:

Pursuant to our telephone conversation earlier this week, we have expanded the disclosure appearing under this heading in the Second Amended Registration Statement to now provide examples of the form to use in order to direct confidential information to a director of the Company.  See page 30 of the revised Prospectus.

Jessica Livingston
Securities & Exchange Commission
March 6, 2008

Part II, Exhibit 5.1

COMMENT NO. 2:

2.           Revise the last sentence on who may rely on the opinion to eliminate any restriction on persons who may rely on the opinion.  Persons purchasing in this offering or within one year of the offering, have a right to rely on the opinion.  Consider, instead a limitation on the purpose of the opinion, rather than on the persons who may rely, such as:  “This opinion is addressed to the Company for purposes of the Registration Statement.”

RESPONSE:

In response to this comment, please find enclosed a revised and updated legal opinion which now removes the limitation on the purpose of the opinion as requested, and is now included in the Second Amended Registration Statement as Exhibit 5.2.

CONCLUSION

A marked copy of the Company’s Second Amended S-1 Registration Statement showing the changes made and response to the comments set forth in your letter of February 29, 2008, has been field through the Edgar system with the SEC.

The Registrant believes that this Second Amended S-1 Registration Statement fully responds to all of the Staff’s remaining comments set forth in its second comment letter of February 29, 2008.  Consequently, the Company intends on filing a request for acceleration for the effectiveness of this Registration Statement in the near future.

Please feel free to contact the undersigned if you should have any further questions or comments regarding this Registration Statement.

Very Truly Yours,

COTA DUNCAN & COLE

/s/ Roger D. Linn
Attorney at Law

Enclosures

cc: Eric Grunfeld

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